UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

Meta Financial Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

59100U108
(CUSIP Number)

December 31, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 59100U108

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Meta Financial Group, Inc. Employee Stock Ownership Plan 26-6675790
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) (b)	☐ ☐
Not applicable
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America – State of Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 245,288
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 245,288
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 245,288
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.7%
12	TYPE OF REPORTING PERSON EP

Item 1(a).	Name of Issuer:

Meta Financial Group, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

121 East Fifth Street
PO Box 1307
Storm Lake, IA 50588

Item 2(a).	Name of Person Filing:

Meta Financial Group, Inc. Employee Stock Ownership Plan

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Meta Financial Group, Inc. Employee Stock Ownership Plan
c/o  First Bankers Trust Services, Inc., ESOP Trustee
2321 Kochs Lane
PO Box 4005
Quincy, IL 62305

Item 2(c).	Citizenship:

United States of America – State of Illinois

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share

Item 2(e).	CUSIP Number:

59100U108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(f)	☑	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4.	Ownership

(a)	Amount beneficially owned:

245,288 shares as of December 31, 2011

(b)	Percent of class:

7.7%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

0  shares

(ii)	shared power to vote or to direct the vote:

245,288 shares as of December 31, 2011

All 245,288 shares are allocated to ESOP participant accounts, and such shares are voted by the Trustee in accordance with participant instructions.  Trustee votes shares in its discretion in the absence of participant instruction.

(iii)	sole power to dispose or to direct the disposition of:

0  shares

(iv)	shared power to dispose or to direct the disposition of:

245,288 shares as of December 31, 2011

All 245,288 shares are allocated to ESOP participant accounts and are distributable in accordance with the ESOP terms, with the effect that the ESOP and the Participants share dispositive power.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The securities covered by this Schedule are held in trust by the trustee of the Meta Financial Group, Inc. Employee Stock Ownership Plan for the benefit of the ESOP participants.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2012	Meta Financial Group, Inc. Employee Stock Ownership Plan

	/s/	Linda Shultz
Linda Shultz
First Bankers Trust Services, Inc., ESOP Trustee